

October 14, 2009

Mr. Andrew C. Levy
Chief Financial Officer
Allegiant Travel Company
8360 S. Durango Drive
Las Vegas, NV 89113

     Re:    **Allegiant Travel Company**
             **Form 10-K for the fiscal year ended December 31, 2008**
             **File No. 000-31683**

Dear Mr. Levy:

We have reviewed the above referenced filings and have the following comments. Some of our comments request changes to disclosure in future filings. If you disagree, we will consider your explanation as to why a revision is unnecessary. Please be as detailed as necessary in your explanation. Our comments may also request information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects and welcome any questions. Feel free to call us at the telephone numbers listed at the end of this letter.

Please file your response to our comments via EDGAR, under the label "corresp," within ten business days from the date of this letter.

**Form 10-K for the fiscal year ended December 31, 2008**

Item 1. Business, Aircraft Fuel, page 12

1. We note your efforts to reduce fuel costs by entering into an operating agreement with an airport as well as investing in fuel storage units and transportation facilities involved in the distribution process. Please provide a discussion which describes the operating agreement, including your obligations, and discuss management's assessment of the effectiveness of the arrangement in reducing costs. Also discuss the company's activity with regard to the fuel distribution process including the amounts that have been invested and plan to be invested in the future.

Selected Financial Data, page 29

2. Please explain to us and disclose the meaningfulness of operating revenue per ASM (RASM), ancillary revenue per ASM, and total revenue per ASM. In this regard, we note that certain revenue sources, such as ancillary revenues from the sale of third-party products and sub-lease rentals, are not driven based on changes in the number of available seat miles in a period.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 35
Scheduled Service Revenue

3. It is unclear from your discussion how revenue was impacted by capacity management (reductions) as well as what portion of the increase from 2007 to 2008 was driven specifically by an increase in passenger service versus an increase due to a full year of your newly established destinations in late 2007. Please revise your disclosure to quantitatively and qualitatively explain each factor's impact on revenue.

4. Based on your September 2009 investor presentation, as furnished in your Form 8-K filed on September 22, 2009, your ancillary revenue appears to consist of two broad categories, sales of third-party products (hotels, car rentals, show tickets, theme park tickets, etc.) and unbundled air travel related charges (convenience fee, assigned seat fee, priority boarding fee, checked bag fee, booking fee, etc.). To provide investors with greater insight into your results of operations, we believe you should consider separately quantifying and discussing revenues from these two ancillary revenue sub-categories.

5. Please ensure that you quantify all material factors to which variances are attributed. For example, you state that ancillary revenue increased due to an increase in baggage fees but do not quantify this factor.

6. Please revise your discussion and analysis of fixed fee contract revenue to disclose information that will provide context for the results of this line of business. For example, disclose the number of available seat miles, flights, or other relevant metric that is the primary driver of your earning of fixed fee contract revenue, so that readers will be able to assess whether changes are being driven by rates or volume and the extent of each.

Liquidity and Capital Resources, page 41

7. We note that the timing and type of maintenance events may cause maintenance

and repairs expense to vary significantly from period to period, and that in fact this was the case in 2008 as each maintenance event that happened to be required during 2008 was more costly on average than those in 2007.  In light of this variability and significance of such costs on your operations, please expand to discuss the timing and type of events expected to occur in future periods as well as the amount of expected cash use, to the extent reasonably known.

Revenue Recognition, page 61

8.  Please explain to us your basis for recognizing revenue from the sale of travel protection at the time of sale.

Note 9.  Related Party Transactions, page 73

9.  With respect to certain lease agreements with related parties, we note your representation that the terms of such agreements are at least as favorable as the Company could receive in arm's length transactions.  Please note that representations about transactions with related parties should not imply that they were consummated on terms equivalent to those that prevail in arm's-length transactions unless such representations can be substantiated.  Refer to paragraph 3 of SFAS 57.

Exhibits 31.1 and 31.2

10. We note that the identification of the certifying individual at the beginning of the certification required by Exchange Act Rule 13a-14(a) also includes the title of the certifying individual.  In future filings, the identification of the certifying individual at the beginning of the certification should be revised so as not to include the individual's title.  The certification must be provided exactly as stated in Item 601(b)(31) of Regulation S-K.  Provide a separate certification in future filings for each the principal executive officer and principal financial officer.  You do not need to reference the other titles of the individuals signing in those capacities.  Refer to Item 601(b)(31).

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in your filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in its filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Theresa Messinese at 202-551-3307 for questions regarding the financial statements and related matters, Nolan McWilliams at 202-551-3217 for questions regarding Comment 10, or the undersigned at 202-551-3380 with any other questions.

Sincerely,


Lyn Shenk
Branch Chief